Nippon Yusen Kabushiki Kaisha
3-2, Marunouchi 2-chome, Chiyoda-ku
Tokyo 100-0005, Japan


RECEIVED
DEC 28 2006
213
SECTION
WASH. D.C.

Letter for Maintenance of Exemption


06019542

December 27, 2006

Securities and Exchange Commission
Office of International Corporate Financ
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Nippon Yusen Kabushiki Kaisha – File no. 82-34960

Dear Sirs:

Enclosed are copies of press releases submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

PROCESSED
JAN 05 2007
THOMSON
FINANCIAL

Ms. T. Odaka
Division: Investor Relations

Enclosures:
120th NYK Group Interim Report Fiscal 2006
News release;
December 5, 2006 – Announcement of Investment in Dalian Container Terminal Project
December 5, 2006 – NYK Establishes Joint Venture with Tata Steel Limited
December 25, 2006 – NYK acquires all shares of Ceres Container Terminals Europe B.V.

dw 1/3

File No. 82-34960


SEC MAIL PROCESSING
RECEIVED
DEC 2 8 2006
WASH. D.C.
213
SECTION

INFORMATION

The documents following this cover sheet exist solely to provide English translations of selected information contained in the original Japanese text of the documents provided to shareholders as of September 30, 2006.


NYK LOGISTICS
& MEGACARRIER


NYK LINE

"Leveraging our international network covering sea, earth, and air to become the world's leading global logistics and megacarrier group"

120th NYK Group Interim Report Fiscal 2006

From April 1, 2006,
to September 30, 2006

Bringing value to life.

Nippon Yusen Kabushiki Kaisha

Dear Shareholders:

I would like to express my sincere gratitude to our shareholders for the continued support.

The interim financial results for fiscal 2006 measured up to the prospects that we revised downward in August 2006 as freight rates continued to stay at low level in the liner trade segment. There were several favorable factors such as improved collection of bunker and peak season surcharges and partial freight rate restoration. The "other shipping" segment mainly consisting of the bulk and energy resources transport and car transport businesses achieved solid results supported by strong freight market. In the nonshipping segments, which are distinctive to the Company Group, the logistics business and the terminal and habor transport business remained steady, and the cruise business especially showed favorable results.

In consideration of financial results and other factors, the interim dividend is ¥9.00 per share as planned.

The Company Group has implemented the three-year medium-term management plan named "New Horizon 2007" since April 2005 to enhance our corporate value, and this interim period marks the halfway point. We must partially revise the plan to reflect changes in assumptions that have taken place since we made the plan such as surging bunker oil prices, but basic policies will remain the same. Therefore, I would like to explain the current state of three basic strategies again.

First, as for the "Expansion of Maritime Business", we have been aggressively expanding our fleet in response to the growth of world economy. In the container transportation sector, we make every effort to quickly improve profitability through efficient operations of vessels. In the car transport sector, we aim to expand the world's largest car carrier fleet, and in the bulk and energy transport segment, we will strengthen the relationships of trust with customers from a long-term perspective.

Secondly, regarding the "Evolution towards a Logistics Integrator", we formed a business and capital alliance with Yamato Holdings Co., Ltd. in May 2006 as part of business expansion outside the Group, and have started a business such as logistics material management using IC tags. In the Group, we established the Logistics Integrator Group in April 2006 to promote the logistics integration strategy named "SEA-LIP (Sea-Earth-Air Logistics Integrator Program)". This program aims to provide superior solutions to quickly and properly meet customers' needs, and build stable long-term relationships with customers as business partners by consolidating the management by region and by customer across the sectors. Nippon Cargo Airlines Co., Ltd., which became our consolidated subsidiary in 2005 as a core of logistics integrator, could not achieve expected financial results due to intensified competition on the Asian intraregional routes such as China and soaring jet fuel prices. In the future, we will strive for safety and cost reduction by accelerating the shift to new aircraft and strengthening the company's direct management of flight and maintenance operations. We will also expand its network by forming partnerships with foreign carriers and work hard to turn the air transportation business profitable quickly. The unique strength of the Company Group is the capability to provide logistics integration solutions to meet every request of customers including air transportation business, and we will further enhance this capability.

Thirdly, in regard to the "Enhancement of Corporate Fundamentals", we work on safety, CSR management, human resource development, IT implementation, and so on. "Safety" is a top priority

for the Company Group, which aims to contribute to society as a global logistics integrator covering , earth, and air. We ensure safety of not only vessels but also trucks, warehouses, terminals, and aircraft, and promote CSR management with due considerations to environment and society. In human resource development, we do our best to improve human resources by expanding global training and sharing common values with the Group employees of different cultures and backgrounds around the world. In addition, IT systems have been implemented as a new system for the liner trade sector started operations.

The Company Group will steadily execute these strategies and strive to enhance our corporate value by realizing our mission statement to support people's lives through safe and dependable "Monohakobi". We appreciate our shareholders' continued support and encouragement.

December 2006



Koji Miyahara

NYK Group's CSR (Corporate Social Responsibility) Initiatives

CSR Concept

- A company is a part of society. We aim at being a corporate group that is trusted by society by always checking by ourselves whether our daily activities live up to the expectations of society and fulfill the roles demanded of us and through reconsidering our business activities.

- CSR activities are not special activities. We consider these to be to respond to the demands of society and incorporate them into the daily operations of each department and individual. We perform them as an overall group and aim at creating an organization for which people can be happy to work.

Relationship with Stakeholders

The NYK Group aims to communicate with stakeholders to learn new perspectives and values. We improve management transparency by informing them of this information as well.

CSR Promotion Framework

The NYK Group has been carrying out various activities linked to the social responsibilities of the company such as compliance, ensuring safe vessel operation, environmental protection, respect of human rights, improvement of occupational health and safety, and social contribution. For further promotion of such CSR activities, the CSR Management Headquarters was established in April 2005, with the President as Chief Executive. In April 2006, to reinforce the CSR framework, the compliance and risk management functions were combined and assigned to the Compliance and Risk Management Group, which was established within the CSR Management Headquarters.

Adoption to Social Responsibility Investment Index

As the ongoing CSR activities of the NYK Group have been evaluated, and the group has been continuously adopted since 2003 as an investment target name in the Dow Jones Sustainability World Index and the FTSE4 Good Global Index, which are internationally important indexes.

For details of CSR activities of the NYK Group, please see "CSR Report 2006," on our website. This can also be requested in printed book format from the website.

http://www.nykline.co.jp/profile/csr/report.htm

We will introduce some of the CSR activities we have carried out, our Social Contribution Activities.

A special organization for social contribution activities was established inside the Corporate Communication Group in October 2004 and it has been in active operation. As a good corporate citizen living responsibly in this global society, NYK is committed to proactively tackling the challenges presented by society, and through all NYK' s activities, to striving for the enhancement of corporate value for all stakeholders.

In September 2005, NYK was honored with the second Asahi Corporate Citizen Award*. The award was in recognition of free transport of relief supplies to areas affected by the Earthquake off Sumatra and support in transportation aspects for two projects by the Japanese Organization for International Cooperation in Family Planning (JOICFP) to donate reconditioned bicycles to community health workers all over the world and to provide used school backpacks to children in Afghanistan.

* **Asahi Corporate Citizen Award**: An award sponsored by the Asahi Shimbun, one of Japan's leading daily newspapers, to recognize Japanese corporations that show significant efforts and remarkable results as these companies endeavor to fulfill their social responsibility as members of modern society.

Free Transport of Relief Supplies to Areas Affected by Disaster

The NYK Group joined forces with Japan Platform, an international humanitarian relief organization, in addition to NPOs and NGOs to supply free transport of relief supplies to the areas affected by the Earthquake off Sumatra, the Pakistan Earthquake, and the Java Earthquake.

Support for Reconditioned Bicycle Donations Worldwide

In collaboration with these activities by JOICFP since 2000, up to fiscal 2005, the NYK Group offered free transport for a total of 14,956 reconditioned bicycles to developing countries. The bicycles are presented to maternity and district nurses to help them improve their ability to provide healthcare in their communities.

Support of Used School Backpacks Donation Project

In the same way, collaborating in JOICFP activities since 2004, we offered free transport for 18,880 used school backpacks (in total for 2004 and 2005) to schoolchildren in Afghanistan. In Afghan villages, the school backpacks become a symbol of fundamental education.

Participation in Books for Children Campaign

Since 2005, NYK volunteers have also been assisting the Shanti Volunteer Association (SVA) in their Books for Children Campaign by attaching seals to picture books with translations in local languages. In fiscal 2005, 135 books were completed by NYK Group employees. The SVA added the books to its stock, which the NYK Group then transported free-of-charge to children in Cambodia and Laos.

For details of activities, please see our website
http://www.nykline.co.jp/profile/csr/social/index.htm

NYK Group

As a logistics & megacarrier group, we will continue to evolve and develop.

The NYK Group has constantly pursued safe and high quality service to the earn trust of customers. As a result, we have achieved transportation services that are unique to logistics & megacarrier, using one of the world's largest fleets and an international transport network covering sea, earth and air. Since cargo movements in the world will become more complicated and diversified in the future as well, logistics services all around the world will be required even more free and swiftly. The NYK Group will aim at delivering more kinds of satisfaction to more customers, through continuous reinforcement of shipping and evolution as a logistics & megacarrier corporate group, and will develop even further.

- Number of employees of NYK Group: 27,242 (NYK and consolidated subsidiaries only)
- Number of vessels operating in NYK Group: 708 (42,778,045 dwt)

(This number is before subtraction of sales between classifications.)
(Major group companies are described here.)

Liner Trade

(In 100 millions of yen)

	Half year ended September 30, 2006	Half year ended September 30, 2005
Revenues	**2,906**	2,604
Operating income	**(47)**	157
Income before extraordinary items	**(48)**	162

Ocean Cargo
NYK
Tokyo Senpaku Kaisha, Ltd.
NYK-Hinode Line, Ltd.

Ship Owning and Chartering
Astarte Carriers, Ltd.
and other

Shipping Agency
NYK Line Japan, Ltd.
NYK Line (North America) Inc.
NYK Line (Europe), Ltd.,
and other

Other Shipping

(In 100 millions of yen)

	Half year ended September 30, 2006	Half year ended September 30, 2005
Revenues	**3,705**	3,231
Operating income	**471**	520
Income before extraordinary items	**466**	525

Ocean・Coast Cargo Shipping

NYK
NYK Global Bulk Corporation
Kinkai Yusen Logistics Co., Ltd.
Hachiuma Steamship Co., Ltd.
NYK Bulkship (Europe) Ltd.
NYK Bulkship (Asia) Pte. Ltd.
NYK Reefers Ltd.,
and other

Ship Owning and Chartering

Adagio Maritima S.A.
and other

Logistics

(In 100 millions of yen)

	Half year ended September 30, 2006	Half year ended September 30, 2005
Revenues	**2,277**	1,990
Operating income	**67**	53
Income before extraordinary items	**72**	55

NYK
Yusen Air & Sea Service Co., Ltd.*
JIT Corporation
UNI-X Corporation
Yusen Koun Co., Ltd.
Asahi Unyu Kaisha, Ltd.
NYK Logistics (Americas) Inc.
NYK Logistics (UK) Ltd.
New Wave Logistics (USA) Inc.
Yusen Air & Sea Service (USA) Inc.,
and other

* Yusen Air & Sea Service Co., Ltd. is listed on the Tokyo Stock Exchange (1st section).

Terminal and Harbor Transport

(In 100 millions of yen)

	Half year ended September 30, 2006	Half year ended September 30, 2005
Revenues	**622**	560
Operating income	**37**	37
Income before extraordinary items	**24**	7

NYK
UNI-X Corporation
Nippon Container Terminals, Co., Ltd.
Geneq Corporation
Asahi Unyu Kaisha, Ltd.
Nippon Container Yuso Co., Ltd.

Nippon Kaiyosha, Ltd.
Kaiyo Kogyo Co., Ltd.NYK Terminals (North America) Inc.
Yusen Terminals Inc.,
and other

Cruise

(In 100 millions of yen)

	Half year ended September 30, 2006	Half year ended September 30, 2005
Revenues	**242**	234
Operating income	**41**	26
Income before extraordinary items	**38**	23

NYK Cruises Co., Ltd.
Crystal Cruises, Inc.,
and other

Real Estate

(In 100 millions of yen)

	Half year ended September 30, 2006	Half year ended September 30, 2005
Revenues	**57**	62
Operating income	**15**	15
Income before extraordinary items	**19**	19

NYK
Yusen Real Estate Corporation,
and other

Other

(In 100 millions of yen)

	Half year ended September 30, 2006	Half year ended September 30, 2005
Revenues	**1,388**	817
Operating income	**(115)**	(6)
Income before extraordinary items	**(83)**	(1)

Air freight
Nippon Cargo Airlines Co., Ltd.

Wholesaling of Ship Machinery and Furniture
Sanyo Trading Co., Ltd.
and other

Information Processing
NYK Systems Research Institute
and other

Wholesaling of Oil Products
NYK Trading Corporation

Travel Agency
Yusen Travel Co., Ltd.

For segment classification methods, we classified the types of service by similarity of characteristics and besides cohesion with management organization, and from this term, in order to conform to the classifications adopted for business management, the tugboat operation, which was classified in "Other" segment before, has been determined for inclusion in "Terminal and Harbor Transport" segment. The impact of this change of business classification on the classification information is slight.

Consolidated Results in Interim Period Ended in September 30, 2006

Business overview of the consolidated group business

As consolidated results for this interim period (for the 6 months from April 1, 2006 to Sept. 30), sales were 1,053.6 billion yen, operating income was 47.1 billion yen, ordinary income was 48.9 billion yen, and interim net profits were 29.5 billion yen. These results made up, in comparison with the previous term, an increase in sales and a decrease in earnings, however, the numbers all exceed the projected interim period results announced in August of this year (projected sales 1,033 billion yen, operating income of 44 billion yen, ordinary income of 45.5 billion yen, and interim net profit of 28 billion yen).

The present high bunker oil price is projected to come down in the latter period, and logistics business and cruise business results for the latter half are expected to be up over the previous period.

The outlook for the consolidated results for the current term predicts sales of 2.1 trillion yen, operating income of 115 billion yen, ordinary income of 115 billion yen, and current net profit for the period of 68 billion yen.

Summary of Consolidated Balance Sheets

(In millions of yen)

	Current interim term As of September 30, 2006	**Previous term** As of March 31, 2006
Assets		
Current assets	**522,599**	460,536
Cash and deposits	**86,943**	80,604
Notes and accounts receivable—trade	**223,648**	203,501
Other current assets	**217,307**	181,108
Allowance for doubtful accounts	**(5,299)**	(4,678)
Non-current assets	**1,459,305**	1,416,843
Tangible non-current assets	**874,680**	856,065
Vessels	**448,402**	456,982
Buildings and structures	**74,759**	74,935
Aircraft	**25,074**	26,929
Land	**64,357**	61,026
Other tangible non-current assets	**262,086**	236,191
Intangible non-current assets	**55,384**	52,919
Investments and other assets	**529,241**	507,858
Investment securities	**417,609**	410,675
Other investments etc.	**113,135**	98,973
Allowance for doubtful accounts	**(1,503)**	(1,790)
Deferred assets	**1,652**	60
Total assets	**1,983,557**	1,877,440

(In millions of yen)

	Current interim term As of September 30, 2006	Previous term As of March 31, 2006
Liabilities		
Current liabilities	**633,491**	612,154
Notes and accounts payable—trade	**188,773**	177,073
Current portion of long term corporate bonds	**800**	4,800
Short-term bank loans	**244,852**	222,294
Commercial paper	**37,000**	32,700
Advance received	**56,844**	61,816
Other current liabilities	**105,221**	113,470
Long-term liabilities	**706,654**	653,942
Bonds	**188,369**	102,000
Long-term debts	**390,343**	404,230
Other long-term liabilities	**127,941**	147,711
Total liabilities	**1,340,145**	1,266,096
Minority Interests		
Minority interests	—	35,977
Shareholders' Equity		
Common stock	—	88,531
Additional paid-in capital	—	94,427
Retained earnings	—	266,567
Net unrealized holding gain on available-for-sale securities	—	127,756
Foreign currency translation adjustments	—	1,854
Treasury stock	—	(3,770)
Total shareholders' equity	—	575,366
Total liabilities, minority interests and shareholders' equity	—	1,877,440
Net Assets		
Shareholders' capital	**470,918**	—
Common stock	**88,531**	—
Additional paid-in capital	**97,178**	—
Retained earnings	**285,839**	—
Treasury stock	**(630)**	—
Valuation and translation adjustments	**132,176**	—
Net unrealized holding gain on available-for-sale securities	**116,815**	—
Net deferred gains on hedge contracts	**10,753**	—
Foreign currency translation adjustments	**4,607**	—
Minority interests	**40,317**	—
Total net assets	**643,411**	—
Total liabilities and net assets	**1,983,557**	—

Summary of Consolidated Statements of Income

(In millions of yen)

	Current interim term From April 1, 2006 to September 30, 2006	Previous interim term From April 1, 2005 to September 30, 2005
Revenues	**1,053,643**	899,516
Cost and expenses	**903,570**	730,208
Gross profit	**150,072**	169,307
Selling, general and administrative expenses	**102,938**	88,778
Operating income	**47,133**	80,529
Non-operating income	**11,544**	8,344
Non-operating expenses	**9,769**	9,636
Income before extraordinary items	**48,908**	79,237
Extraordinary gains	**7,086**	3,148
Extraordinary losses	**4,973**	3,875
Interim income before income taxes and minority interest	**51,021**	78,510
Income taxes-current	**17,551**	30,057
Income taxes-deferred	**3,228**	(1,708)
Minority interests	**691**	1,762
Net income for half year	**29,550**	48,399

Summary of Consolidated Statements of Cash Flows

(In millions of yen)

	Current interim term From April 1, 2006 to September 30, 2006	Previous interim term From April 1, 2005 to September 30, 2005
Cash flows from operating activities	**30,891**	57,443
Cash flows from investing activities	**(114,047)**	(92,098)
Cash flows from financing activities	**86,654**	41,450
Effect of exchange rate changes on cash and cash equivalents	**580**	1,126
Increase/decrease in cash and cash equivalents	**4,079**	7,923
Cash and cash equivalents at beginning of period	**78,487**	65,027
Increase in cash and cash equivalents due to change in consolidation scope	**931**	1,046
Increase in cash and cash equivalents due to merger of consolidated subsidiaries	**—**	3
Increase in cash and cash equivalents at the beginning of the year due to change in accounting period for consolidated subsidiaries	**(1)**	(105)
Cash and cash equivalents at end of half year	**83,496**	73,895

Summary of Statement of Changes in Consolidated Net Assets

(In millions of yen)

From April 1, 2006 to September 30, 2006	Shareholders' capital				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' capital
Balance as of March 31, 2006	88,531	94,427	266,567	(3,770)	**445,755**
Changes during current interim period					
Distribution of retained earnings*			(10,984)		**(10,984)**
Directors' bonuses*			(461)		**(461)**
Net income for half year			29,550		**29,550**
Purchase of treasury stock				(126)	**(126)**
Disposal of treasury stock		2,751		3,266	**6,018**
Increase in retained earnings due to an increase in the number of consolidated subsidiaries			669		**669**
Increase in retained earnings due to changes in accounting period of consolidated subsidiaries			87		**87**
Decrease in retained earnings due to an increase in the number of consolidated subsidiaries			(10)		**(10)**
Decrease in retained earnings due to an increase in the number of affiliates accounted for by the equity method			(70)		**(70)**
Other			491		**491**
Net change in items other than shareholders' capital during current interim period					
Total changes during current interim period	—	2,751	19,271	3,140	**25,162**
Balance as of September 30, 2006	88,531	97,178	285,839	(630)	**470,918**

* These are items for appropriation of retained earnings at ordinary general meeting of shareholders in June 2006.

(In millions of yen)

From April 1, 2006 to September 30, 2006	Valuation and translation adjustments					
	Net unrealized holding gain on available-for-sale securities	Net deferred gains on hedge contracts	Foreign currency translation adjustments	Total valuation and translation adjustments, etc.	Minority Interests	Total net assets
Balance as of March 31, 2006	127,756	—	1,854	**129,610**	**35,977**	**611,343**
Changes during current interim period						
Distribution of retained earnings*						**(10,984)**
Directors' bonuses*						**(461)**
Net income for half year						**29,550**
Purchase of treasury stock						**(126)**
Disposal of treasury stock						**6,018**
Increase in retained earnings due to an increase in the number of consolidated subsidiaries						**669**
Increase in retained earnings due to changes in accounting period of consolidated subsidiaries						**87**
Decrease in retained earnings due to an increase in the number of consolidated subsidiaries						**(10)**
Decrease in retained earnings due to an increase in the number of affiliates accounted for by the equity method						**(70)**
Other						**491**
Net change in items other than shareholders' capital during current interim period	(10,941)	10,753	2,753	**2,565**	**4,339**	**6,905**
Total changes during current interim period	(10.941)	10,753	2,753	**2,565**	**4,339**	**32,068**
Balance as of September 30, 2006	116,815	10,753	4,607	**132,176**	**40,317**	**643,411**

* These are items for appropriation of retained earnings at ordinary general meeting of shareholders in June 2006.

Non-consolidated Results in Interim Period Ended in September 30, 2006

Summary of Non-consolidated Balance Sheets

(In millions of yen)

	Current interim term As of September 30, 2006	Previous term As of March 31, 2006
Assets		
Current assets	**259,350**	248,239
Cash and time deposits	**15,645**	11,808
Accounts receivable—trade	**72,331**	66,071
Other current assets	**189,669**	191,931
Allowance for doubtful accounts	**(18,295)**	(21,572)
Non-current assets	**883,162**	853,691
Tangible non-current assets	**144,468**	151,235
Vessels	**88,207**	94,472
Land	**31,062**	31,059
Other tangible non-current assets	**25,198**	25,702
Intangible non-current assets	**26,604**	23,486
Investments and other assets	**712,088**	678,970
Investment securities	**324,060**	352,094
Shares of affiliates and investment in affiliates	**218,079**	154,571
Other	**178,529**	181,366
Allowance for doubtful accounts	**(8,580)**	(9,062)
Deferred assets	**1,649**	60
Total assets	**1,144,162**	1,101,991

(In millions of yen)

	Current interim term As of September 30, 2006	Previous term As of March 31, 2006
Liabilities		
Current liabilities	**239,159**	266,719
Accounts payable—trade	**74,700**	70,670
Current portion of long term corporate bonds	**800**	4,800
Short-term bank loans	**38,323**	44,563
Other current liabilities	**125,334**	146,685
Long-term liabilities	**438,636**	372,380
Bonds	**188,369**	102,000
Long-term debt	**181,072**	193,650
Other long-term liabilities	**69,194**	76,729
Total liabilities	**677,795**	639,099
Shareholders' Equity		
Common stock	—	88,531
Additional paid-in capital	—	93,198
Retained earnings	—	164,117
Net unrealized holding gain on available-for-sale securities	—	120,807
Treasury stock	—	(3,762)
Total shareholders' equity	—	462,891
Total liabilities, minority interests and shareholders' equity	—	1,101,991
Net Assets		
Shareholders' capital	**357,384**	—
Common stock	**88,531**	—
Additional paid-in capital	**95,949**	—
Retained earnings	**173,526**	—
Treasury stock	**(622)**	—
Valuation and translation adjustments	**108,981**	—
Net unrealized holding gain on available-for-sale securities	**111,013**	—
Net deferred gains on hedge contracts	**(2,031)**	—
Total net assets	**466,366**	—
Total liabilities and net assets	**1,144,162**	—

* Accompanying the enforcement of the Corporation Law, a part of items that were previously segmented to the Investment securities, Investments and other assets, and other investments, etc. are included in the shares of affiliates and investment in affiliates from this interim period.

Summary of Non-consolidated Statements of Income

(In millions of yen)

	Current interim term From April 1, 2006 to September 30, 2006	**Previous interim term** From April 1, 2005 to September 30, 2005
Revenues	532,246	457,446
Cost and expenses	491,174	394,072
Gross profit	41,072	63,374
General administrative expenses	20,454	21,686
Operating income	20,618	41,688
Non-operating income	10,735	8,874
Non-operating expenses	4,615	4,430
Ordinary income	26,738	46,132
Extraordinary gains	8,432	2,338
Extraordinary losses	5,245	5,489
Interim income before income taxes	29,925	42,981
Income taxes-current	8,384	19,388
Income taxes-deferred	962	(3,818)
Net income for half year	20,578	27,410

About dividends

We set the interim dividend for this period at 9 yen per share (same as for last interim period) with payment to commence on December 4, 2006, based on the financial situation of the Company, interim period results and predicted results for entire fiscal year, as a result of general consideration of all the above facts from the standpoint of stressing returns to shareholders,.

The dividend for the yearly period is planned to be 18 yen per share.

Summary of Statement of Changes in Non-consolidated Net Assets

(In millions of yen)

From April 1, 2006 to September 30, 2006	Shareholders' capital				
	Common stock	Additional paid-in capital		Retained earnings	
		Capital reserve	Other additional paid-in capital	Legal reserve	Other retained earnings: Reserves for dividends payable
Balance as of March 31, 2006	88,531	93,198	—	13,146	50
Changes in current interim period					
Distribution of retained earnings*					
Directors' bonuses*					
Reversal of special depreciation reserve					
Reversal of reserve for possible loss on investment					
Reversal of reserve for advanced depreciation					
Provision for reserve for advanced depreciation					
Provision for general reserve					
Net income for half year					
Purchase of treasury stock					
Disposal of treasury stock			2,751		
Net change in items other than shareholders' equity during current interim period					
Total changes during current interim period	—	—	2,751	—	—
Balance as of September 30, 2006	88,531	93,198	2,751	13,146	50

(In millions of yen)

From April 1, 2006 to September 30, 2006	Shareholders' capital				
	Retained earnings				
	Other retained earnings				
	Special depreciation reserve	Reserve for possible loss on investment	Reserve for advanced depreciation	General reserve	Retaiined earnings carried forward
Balance as of March 31, 2006	3,420	2	3,102	73,324	71,070
Changes in current interim period					
Distribution of retained earnings*					(10,984)
Directors' bonuses*					(185)
Reversal of special depreciation reserve	(2149)				2,149
Reversal of reserve for possible loss on investment		(1)			1
Reversal of reserve for advanced depreciation			(219)		219
Provision for reserve for advanced depreciation			9		(9)
Provision for General reserve				25,000	(25,000)
Net income for half year					20,578
Purchase of treasury stock					
Disposal of treasury stock					
Net change in items other than shareholders' equity during current interim period					
Total changes during current interim period	(2149)	(1)	(209)	25,000	(13,229)
Balance as of September 30, 2006	1,270	0	2,892	98,324	57,841

(In millions of yen)

From April 1, 2006 to September 30, 2006	Shareholders' capital		Valuation and translation adjustments		Total net assets
	Treasury stock	**Total shareholders' capital**	Net unrealized holding gain on available-for-sale securities	Net deferred gainson hedge contracts	
Balance as of March 31, 2006	(3,762)	**342,083**	120,807	—	**462,891**
Changes in current interim period					
Distribution of retained earnings*		**(10,984)**			**(10,984)**
Directors' bonuses*		**(185)**			**(185)**
Reversal of special depreciation reserve		—			—
Reversal of reserve for possible loss on investment		—			—
Reversal of reserve for advanced depreciation		—			—
Provision for reserve for advanced depreciation		—			—
Provision for general reserve		—			—
Net income for half year		**20,578**			**20,578**
Purchase of treasury stock	(126)	**(126)**			**(126)**
Disposal of treasury stock	3,266	**6,018**			**6,018**
Net change in items other than shareholders' equity during current interim period			(9,794)	(2,031)	**(11,826)**
Total changes during current interim period	3,140	**15,300**	(9,794)	(2,031)	**3,474**
Balance as of September 30, 2006	(622)	**357,384**	111,013	(2,031)	**466,366**

* These are items for appropriation of retained earnings at ordinary general meeting of shareholders in June 2006.

Directors, Corporate Auditors and Corporate Officers (As of September 30, 2006)

Chairman, Chairman Corporate Officer	Takao Kusakari
President, President Corporate Officer	Koji Miyahara
Representative Director, Executive Vice-President Corporate Officer	Tadamasa Ishida
Representative Director, Executive Vice-President Corporate Officer	Yasushi Yamawaki
Representative Director, Senior Managing Corporate Officer	Takao Manji
Representative Director, Senior Managing Corporate Officer	Hiromitsu Kuramoto
Representative Director, Senior Managing Corporate Officer	Yasumi Kudo
Representative Director, Senior Managing Corporate Officer	Hiroshi Sugiura
Director, Senior Managing Corporate Officer	Minoru Sato
Director, Managing Corporate Officer	Hiroyuki Shimizu
Director, Managing Corporate Officer	Motoo Igawa
Director, Managing Corporate Officer	Masamichi Morooka
Director, Managing Corporate Officer	Susumu Kikuchi
Director, Managing Corporate Officer	Shinji Kobayashi
Corporate Auditor (Full-time)	Kazuhira Kamiya
Corporate Auditor (Full-time)	Shigeru Shimizu
Outside Corporate Auditor (Part-time)	Keisuke Kitajima
Outside Corporate Auditor (Part-time)	Tsuyoshi Miyazaki
Managing Corporate Officer	Naoki Takahata
Managing Corporate Officer	Makoto Igarashi
Managing Corporate Officer	Masahiro Kato
Managing Corporate Officer	Hidenori Hono
Corporate Officer	Yutaka Yasunaga
Corporate Officer	Tetsufumi Otsuki
Corporate Officer	Takeshi Matsunaga
Corporate Officer	Takatake Naraoka
Corporate Officer	Masato Katayama
Corporate Officer	Yuji Semba
Corporate Officer	Mitsutoshi Nawa
Corporate Officer	Saburo Yamagata
Corporate Officer	Takamaru Ishida
Corporate Officer	Toshinori Yamashita
Corporate Officer	Hiroshi Hattori
Corporate Officer	Naoya Tazawa
Corporate Officer	Yasuyuki Usui
Corporate Officer	Tadaaki Naito
Corporate Officer	Lanny Vaughn
Corporate Officer	Tsutomu Kikuchi
Corporate Officer	Toshiaki Takeda
Corporate Officer	Tomoyuki Matsubara
Corporate Officer	Hiroshi Sekine
Corporate Officer	Masahiko Fukatsu
Corporate Officer	Hiroshi Hiramatsu

Shares (As of September 30, 2006)

● **Total number of shares authorized to be issued**	2,983,550,000
● **Number of shares issued**	1,228,721,396 (excluding 1,466,677 shares of treasury stock)
● **Treasury stock**	
1. Shares purchased in this interim period	174,004
Less-than-One-Unit Share Purchased	174,004
2. Shares disposed of during interim period	8,393,227
Less-than-One-Unit Share Sold	25,227
Allocation to Yamato Holdings, Co., Ltd.	8,368,000
(May 31, 2006)	
3. Shares held	1,466,677
● **Number of shareholders**	138,870
● **Principal shareholders** (Top 10)	Number of shares held
Japan Trustee Services Bank, Ltd. (Trust Account)	74,730,000
The Master Trust Bank of Japan, Ltd. (Trust Account)	74,109,000
Tokio Marine & Nichido Fire Insurance Co., Ltd.	57,275,059
The Master Trust Bank of Japan, Ltd. (Mitsubishi Heavy Industries, Ltd. account, (Retirement Allowance Trust Account)	54,717,149
State Street Bank and Trust Co.	45,708,832
Meiji Yasuda Life Insurance Co.	38,899,038
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	36,978,337
Mizuho Corporate Bank, Ltd.	29,417,450
Nomura Securities Co. Ltd.	15,356,660
Trust & Custody Services Bank, Ltd. (Trust Account)	14,096,000

Current State of the Company (As of September 30, 2006)

- **Trade Name** Nippon Yusen Kabushiki Kaisha (NYK Line)
- **Head Office** 3-2, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-0005
  Tel: 03-3284-5151 (main switchboard)
- **Establishment** September 29, 1885
  (Date of commencement: October 1, 1885)
- **Paid-in Capital** ¥ 88,531,033,730
- **Listed on stock exchange** Tokyo (1st section), Osaka (1st section), Nagoya (1st section)
- **Number of employees** 1,690 (land 1,291, sea: 399)
  (including temporary seconded employees)
- **Accounting Auditors** Deloitte Touche Tohmatsu

NYK LINE NIPPON YUSEN KAISHA News Release NYK LOGISTICS & MEGACARRIER
Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

December 5, 2006

Announcement of Investment in Dalian Container Terminal Project

NYK, together with Dalian Port[1] and China Shipping,[2] has entered into a memorandum of understanding for the establishment of a joint venture for the development of a container terminal during the third phase of Dalian's Dayao Bay terminal expansion and the later operation of the new terminal.

Details, including the structure and further consideration of the proposed joint venture, are still subject to negotiations and approval by the government of the People's Republic of China.

The NYK Group has been focusing on potential business opportunities in Dalian. In April 2006, the group successfully participated in an IPO for Dalian Port (PDA) Company Ltd., the majority shareholder of Dalian Port Container Co. Ltd., and became the second largest shareholder with a holding of about 4 percent. NYK also jointly runs a Ro-Ro terminal (with Dalian Port Corporation Ltd.) that began operations in July 2006 in Dayao Bay.

1. Dalian Port refers to Dalian Port Container Co. Ltd., which is a subsidiary of Dalian Port (PDA) Company Ltd. and has business operations that handle container terminal development and operations in Dayao Bay.

2. China Shipping refers to China Shipping Terminal Development Co. Ltd. and its Hong Kong-registered subsidiary China Shipping Terminal (Hong Kong) Development Co. Ltd., both of which are part of the China Shipping Group and specialize in terminal investments and operations.

December 5, 2006

NYK Establishes Joint Venture with Tata Steel Limited

Nippon Yusen Kabushiki Kaisha (NYK; Head office: Chiyoda-ku, Tokyo; President: Koji Miyahara) and the largest steel producer in India, Tata Steel Limited,[1] have established a joint venture that will handle bulk cargo and the like arriving in and departing from India. A signing ceremony was held on December 4, 2006, at the head office of Tata Steel Limited, located in Jamshedpur, East India. Mr. B. Muthuraman, president of Tata Steel Limited, and Mr. Mistuharu Kuramoto, senior managing corporate officer at NYK, were in attendance.

The joint venture was established with the aim of meeting the expanding demands for transporting energy and setting up infrastructure in India, where the economy is growing by approximately 8 percent a year. NYK and Tata Steel each contributed US$5 million in capital to the new joint venture, which will be headquartered in Singapore.

The establishment of this joint venture is based on a relationship that has existed between NYK and the Tata Group since 1893, when the two jointly opened a Bombay route. NYK is proud of the relationship that it has maintained with the Tata Group for over a hundred years.

- Outline of Tata Steel Limited

Equity ownership:	NYK 50%; Tata Steel Limited 50%
Capital:	US$10 million
Head Office:	Singapore (details, including employee number, have yet to be determined)

1. Tata Steel Limited is one of the main companies in the Tata Group, and the largest private steel producer in India since 1970. Its main steel plant is located in Jamshedpur, East India, and can produce five million tons of raw steel per year. The company has two subsidiaries—NatSteel

Asia Pte. Ltd. (in Thailand), which can produce two million tons of raw steel per year, and Millennium Steel Plc. Ltd., which can produce 1.7 million tons of raw steel per year. The Tata Group is one of the two largest industrial conglomerates in India, and the largest in terms of property. The group has all types of businesses, including the following: Tata Limited, a steel producer; Tata Motors, a car manufacturer; Tata Power, a power company; Tata Consultancy Services (TCS), a software manufacturer; and Tata Tea, a tea producer and distributor.

About NYK

Nippon Yusen Kabushiki Kaisha, (NYK), is one of the world's leading transportation companies. The NYK Group operates approximately 700 major ocean vessels as well as planes, trains and trucking fleets. Its shipping fleet includes around 130 container ships, 210 bulk carriers, 40 wood chips carriers, 100 car carriers, 25 Reefer carriers, 55 tankers, 20 Liquefied Natural Gas carriers and 3 cruise ships. NYK's revenue in 2005-06 was $16Bn and as a Group, NYK employs 33,000 people worldwide. It has offices in 240 locations based in 27 countries, warehouses in every continent and harbour operations in Asia, North America and Europe. Global Headquarters are in Tokyo, with Regional HQs in London, New York, Singapore, Hong Kong, Shanghai, Sydney and Sao Paulo.

NYK LINE NIPPON YUSEN KAISHA News Release NYK LOGISTICS & MEGACARRIER
Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nyk-line.co.jp/ prteam@jp.nykline.com

December 25, 2006

NYK acquires all shares of Ceres Container Terminals Europe B.V.

Nippon Yusen Kaisha (NYK; Head office in Chiyoda-ku, Tokyo; president, Koji Miyahara) acquired all the shares of Ceres Container Terminals Europe B.V., which manages container-terminal operations in Amsterdam, Netherlands, and thus made that company a 100% subsidiary of NYK.

Currently, among the East Asia–Europe Liner services operated by the Grand Alliance, a cooperative organization to which NYK belongs, EU1 and EU2*2 call at the Ceres Paragon Terminal*1 operated by Ceres Container Terminals Europe B.V.

[Outline of Ceres Container Terminals Europe B.V.]

1.Company name: Ceres Container Terminals Europe B.V.
2.Head office: Amsterdam, Netherlands
3.President: Pieter Bas Bredius
4.Number of employees: 207 (as of September 30, 2006)
5.Capital: 170,704 euro
6.Sales: 9 million euro (about 1.2 billion yen, according to the 2005 fiscal year record)

*1 Outline of Ceres Paragon Terminal
Yard area: 550,000 square meters
Overall extended-quay length: 615 meters
Capacity (year): 1,200,000 TEUs
Operating company: Ceres Container Terminals Europe B.V. (a 100% subsidiary of NYK)

*2 EU1: weekly fixed-day service with eight 6,200 TEU containerships will call at Kobe, Nagoya, Tokyo, Shimizu, Singapore, Southampton (England), Amsterdam (Netherlands), Hamburg (Germany), Le Havre (France), Singapore, and Kobe.

EU2: weekly fixed-day service with eight 5,800–6,700 TEU containerships will call at Kaosiung (Taiwan), Shekou (China), Yantian (China), Hong Kong, Singapore, Le Havre (France), Amsterdam (Netherlands), Hamburg (Germany), Antwerp (Belgium), Southampton (England), Gioia Tauro (Italy), Jeddah (Saudi Arabia), Singapore, and Kaosiung (Taiwan).

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 700 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 130 containerships, 210 bulk carriers, 40 wood-chip carriers, 100 car carriers, 25 reefer carriers, 55 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2005 was $16 billion, and as a group, NYK employs about 33,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.